UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)1

NACCO Industries, Inc.
(Name of Issuer)
Class B Common Stock, par value $1.00 per share
(Title and Class of Securities)
629579 20 02
(CUSIP Number)
Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
(216) 449-9600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “ filed ” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	629579 20 02	Schedule 13D/A	Page	2	of	11	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		56,052

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		774,099

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		56,052

WITH	10	SHARED DISPOSITIVE POWER

		774,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	830,151

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	3	of	11	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,052

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		830,151

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	830,151

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	4	of	11	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas E. Taplin, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		13,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,200

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	5	of	11	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	6	of	11	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin Jr., as Trustee of Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2010B

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		472,371

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		472,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	472,371

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.4%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	7	of	11	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lynne T. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	8	of	11	Pages
          The Schedule 13D originally filed on March 29, 1990, as amended and restated in its entirely pursuant to Regulation S-T Rule 101(a)(2) on March 20, 1992, as amended by Amendment No. 1 filed on March 28, 1995, as amended by Amendment No. 2 filed on March 21, 1996, as amended by Amendment No. 3 filed on November 26, 1996, as amended by Amendment No. 4 filed on January 10, 1997, as amended by Amendment No. 5 filed on March 19, 1997, as amended by Amendment No. 6 filed on March 25, 1999, as amended by Amendment No. 7 filed on March 30, 2000, as amended by Amendment No. 8 filed on February 14, 2001, as amended by Amendment No. 9 filed on February 14, 2002, as amended by Amendment No. 10 filed on February 14, 2003, as amended by Amendment No. 11 filed on February 17, 2004, as amended by Amendment No. 12 filed on February 15, 2005, as amended by Amendment No. 13 filed on February 14, 2006, as amended by Amendment No. 14 filed on February 14, 2007 and as amended by Amendment No. 15 filed on February 14, 2008 (collectively, the “Filings”), related to shares of Class B common stock (“Class B Common”) of NACCO Industries, Inc. (the “Company”) held by certain signatories to the Stockholders’ Agreement, dated as of March 15, 1990, as amended, among the signatories thereto, the Company and National City Bank, as depository, is hereby further amended as follows. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.
Item 2. Identity and Background
(a) — (c) Item 2 of the Filings are hereby amended as follows:
          The statements under the heading Claiborne R. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:
          Claiborne R. Rankin, Jr. Mr. Rankin’s address is 600 W. Drummond, Unit 308, Chicago, Illinois 60614. He is in commercial real estate sales and leasing with Iron Real Estate, LLC.
          The following New Reporting Persons shall be added:
          Lynne T. Rankin. Mrs. Rankin’s address is 1940 Greystone Road, Atlanta, Georgia 30314. She is a Senior Designer with Ferry, Hayes & Allen Designers, Inc.
          Alfred M. Rankin, Jr., as trustee of Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2010B. Mr. Rankin’s address is 5875 Landerbrook Drive, Cleveland, Ohio 44124. He is Chairman, President and Chief Executive Officer of the Company.
Item 5. Interest in Securities of the Issuer
          (a) — (b) Item 5 of the Filings relating to the individual beneficial ownership of the Reporting Persons is hereby amended as follows:
          The statements under the heading Alfred M. Rankin Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:
          Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 56,052 shares of Class B Common and has shared power to vote and dispose of 774,099 shares of Class B Common. Collectively, the 830,151 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 51.7% of the Class B Common outstanding as of December 31, 2008.
          The statements under the heading Victoire G. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CUSIP No.	629579 20 02	Schedule 13D/A	Page	9	of	11	Pages
          Victoire G. Rankin. Mrs. Rankin is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote 56,052 shares of Class B Common and to dispose of 830,151 shares of Class B Common. Collectively, the 830,151 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 51.7% of the Class B Common outstanding as of December 31, 2008.
          The statements under the heading Thomas E. Taplin, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:
          Thomas E. Taplin, Jr. Mr. Taplin has the sole power to vote and dispose of 13,200 shares of Class B Common, which constitute approximately 0.8% of the Class B Common outstanding as of December 31, 2008.
          The following New Reporting Persons shall be added:
          Lynne T. Rankin. Mrs. Rankin has no power to vote and dispose of any shares of Class B Common.
          Alfred M. Rankin, Jr., as trustee of Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2010B. Mr. Rankin, as trustee of Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2010B, (a) shares the power to vote the 472,371 shares of Class B Common held by Rankin I, with the other general partners of Rankin I and (b) shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I, which constitute approximately 29.4% of the Class B Common outstanding as of December 31, 2008.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Item 6 of the Schedule 13D is hereby amended by inserting at the end thereof the following:
          Effective November 13, 2008, each of the Company, the Depository and the Participating Stockholders executed and delivered an Amendment to Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to Stockholders’ Agreement is attached hereto as Exhibit 36 and is incorporated herein in its entirety.
          Effective November 26, 2008, each of the Company, the Depository and the Participating Stockholders executed and delivered an Amendment to Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to Stockholders’ Agreement is attached hereto as Exhibit 37 and is incorporated herein in its entirety.
Item 7. Material to be Filed As Exhibits
          Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit 36	Amendment to Stockholders’ Agreement, dated as of November 13, 2008, by and among National City Bank, the Company, the Participating Stockholders and the New Participating Stockholders.

Exhibit 37	Amendment to Stockholders’ Agreement, dated as of November 26, 2008, by and among National City Bank, the Company, the Participating Stockholders and the New Participating Stockholders.
[Signatures begin on the next page.]
[The Remainder of this page was intentionally left blank.]

CUSIP No.	629579 20 02	Schedule 13D/A	Page	10	of	11	Pages
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2009

/s/ Alfred M. Rankin, Jr.

Name: Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for National City Bank, as trustee*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Allison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*

CUSIP No.	629579 20 02	Schedule 13D/A	Page	11	of	11	Pages

Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Clara T. Rankin’s Qualified
Annuity Interest Trust 2004 A*
Attorney-in-Fact for Clara T. Rankin’s Qualified
Annuity Interest Trust 2004 B*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney in Fact for Julia L. Rankin*
Attorney in Fact for Thomas Parker Rankin*
Attorney-in-Fact for Rankin Associates, IV, L.P.*
Attorney-in-Fact for Clara T. Rankin’s Qualified
Annuity Interest Trust 2008 B*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s Qualified
Annuity Interest Trust 2008 B*
Attorney-in-Fact for Clara T. Rankin’s Qualified
Annuity Interest Trust 2009 B*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s Qualified
Annuity Interest Trust 2009 B*
Attorney in Fact for Lynne T. Rankin*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s Qualified
Annuity Interest Trust 2010B*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2 at page 26 through 106 and pages 113 through 121 of such Exhibit, in Exhibit 13 at pages 6 through 8 of such Exhibit, in Exhibit 14 at pages 6 through 8 of such Exhibit, in Exhibit 19 at pages 6 through 7 of such Exhibit, in Exhibit 20 at pages 6 through 7 of such Exhibit, in Exhibit 22 at pages 1 through 2 of such Exhibit, in Exhibit 23 at pages 6 through 7 of such Exhibit, in Exhibit 25 at pages 6 through 7 of such Exhibit, in Exhibit 27 at pages 6 through 7 of such Exhibit, in Exhibit 28 at pages 6 through 7 of such Exhibit, in Exhibit 29 at pages 6 through 7 of such Exhibit, in Exhibit 30 at pages 6 through 7 of such Exhibit, in Exhibit 32 at pages 5 through 6 of such Exhibit, in Exhibit 33 at pages 5 through 6 of such Exhibit, in Exhibit 34 at pages 6 through 7 of such Exhibit, in Exhibit 35 at pages 6 through 7 of such Exhibit, in Exhibit 36 at pages 6 through 7 of such Exhibit and in Exhibit 37 at pages 6 through 7 of such Exhibit.

Exhibit 36
AMENDMENT TO STOCKHOLDERS’ AGREEMENT
     This AMENDMENT TO STOCKHOLDERS’ AGREEMENT, dated as of November 13, 2008 (this “Amendment”), by and among National City Bank, (Cleveland, Ohio), as depository (“Depository”), the Participating Stockholders under the Stockholders’ Agreement, dated as of March 15, 1990, as amended, NACCO Industries, Inc., a Delaware corporation (the “Corporation”), and the new Participating Stockholders identified on the signature pages hereto (the “New Participating Stockholders”).
     This Amendment sets forth the terms and conditions on which each of the New Participating Stockholders will join in and become a party to the Stockholders’ Agreement, dated as of March 15, 1990, as amended (the “Stockholders’ Agreement”). Capitalized terms defined in the Stockholders’ Agreement are used herein as so defined.
     Pursuant to Section 8 of the Stockholders’ Agreement, prior to the acquisition of Class B Common Stock by a Permitted Transferee, the Stockholders’ Agreement may be amended to add a Permitted Transferee as a Participating Stockholder by a writing signed by the Signatories, the Corporation and such Permitted Transferee.
     In consideration of the mutual promises hereinafter set forth and other good and valuable consideration had and received, the parties hereto agree as follows:
          1. Representations and Warranties. Each New Participating Stockholder, for such New Participating Stockholder only and not for any other Participating Stockholder, represents and warrants to the other Participating Stockholders and the Corporation as follows:
     (a) Such New Participating Stockholder is the beneficial owner of, or simultaneously with the execution hereof will acquire and be deemed to be the beneficial owner of, the shares of Class B Common Stock identified below such

New Participating Stockholder’s name on the signature pages hereto (except as otherwise described thereon), and except as otherwise described thereon such New Participating Stockholder does not own of record or beneficially or have any interest in any other shares of Class B Common Stock or any options to purchase or rights to subscribe or otherwise acquire any other shares of Class B Common Stock other than pursuant to the Stockholders’ Agreement;
     (b) Such New Participating Stockholder has the right, power and authority to execute and deliver this Amendment and to perform such New Participating Stockholder’s obligations hereunder and under the Stockholders’ Agreement; if this Amendment is being executed by a trustee on behalf of a trust, such trustee has full right, power and authority to enter into this Amendment on behalf of the trust and to bind the trust and its beneficiaries to the terms hereof; if this Amendment is being executed on behalf of a Participating Stockholder Organization, the person executing this Amendment is a duly authorized representative of such Participating Stockholder Organization with full right, power and authority to execute and deliver this Amendment on behalf of such Participating Stockholder Organization and to bind such Participating Stockholder Organization to the terms hereof; the execution, delivery and performance of this Amendment by such New Participating Stockholder will not constitute a violation of, conflict with or result in a default under (i) any contract, understanding or arrangement to which such New Participating Stockholder is a party or by which such New Participating Stockholder is bound or require the consent of any other person or any party pursuant thereto; (ii) any organizational, charter or other governance documents (including, without limitation, any partnership agreement, certificate of incorporation, or bylaws) of the New Participating Stockholder, (iii) any judgment, decree or order applicable to such New Participating Stockholder; or (iv) any law, rule or regulation of any governmental body;
     (c) This Amendment and the Stockholders’ Agreement constitute legal, valid and binding agreements on the part of such New Participating Stockholder; the shares of Class B Common Stock owned beneficially by such New Participating Stockholder are fully paid and nonassessable; and
     (d) The shares of Class B Common Stock owned beneficially by such New Participating Stockholder are now held by such New Participating Stockholder, free and clear of all adverse claims, liens, encumbrances and security interests (except as created by the Stockholders’ Agreement and any Amendments thereto, including this Amendment, and the Restated Certificate).
          2. Address for Notices. The address for all notices to each New Participating Stockholder provided pursuant to the Stockholders’ Agreement shall be the address set forth below such New Participating Stockholder’s name on the signature pages hereto, or to such other address as such New Participating Stockholder may specify to the Depository.
          3. Agreement to be Bound by Stockholders’ Agreement. Each New Participating Stockholder agrees to be bound by all of the terms and provisions of the Stockholders’ Agreement applicable to Participating Stockholders.
          4. Beneficiaries. Each New Participating Stockholder acknowledges that the Corporation and each Participating Stockholder is a beneficiary of this Amendment.

          5. Amendment of Stockholders’ Agreement. The Stockholders’ Agreement is hereby amended to add each New Participating Stockholder as a Participating Stockholder.
          6. Signature of Amendment by Trusts, Minors and Incompetents.
     (a) In order for a trust exclusively (as defined in Section 1.9 of the Stockholders’ Agreement) for the benefit of a Family Member or Members to be considered a Participating Stockholder:
     (i) the trustee and all adult beneficiaries of such trusts having a current trust interest (as well as all Charitable Organization beneficiaries having a current trust interest) shall have previously signed the Stockholders’ Agreement or shall sign this Amendment as a Participating Stockholder;
     (ii) the trustee and a parent or legal guardian, for trusts with minor beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such minor beneficiaries; or
     (iii) the trustee and legal guardian, if any, for trusts with incompetent beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such incompetent beneficiaries.
     (b) If, at any time, any trust shall have an adult beneficiary (and such beneficiary is not incompetent) having a current trust interest or an ascertainable Charitable Organization beneficiary having a current trust interest and if such beneficiary has not previously signed the Stockholders’ Agreement, then if such beneficiary shall fail or be unable to sign this Amendment for a period of 30 calendar days following notification to such beneficiary of the terms of this

Amendment and the Stockholders’ Agreement by the Depository and following signature of this Amendment by the trustee, the trust shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders’ Agreement shall then apply as if the shares of Class B Common Stock held by the trust were then to be converted. The donor of a trust that is revocable by the donor alone, during the lifetime of such donor, shall be considered the only beneficiary thereof so long as such trust is so revocable.
     (c) In the case of Class B Common Stock held by a custodian under the Uniform Transfers to Minors Act (or the practical equivalent thereof) for the benefit of a minor Family Member, the custodian shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.
     (d) In the case of Class B Common Stock held in the name of a minor Family Member, a parent or legal guardian of such minor shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.
     (e) In the case of Class B Common Stock held in the name of an incompetent Family Member, the legal guardian of such incompetent shall sign this Amendment on behalf of such incompetent if such incompetent is to be considered a Participating Stockholder.
     (f) When a minor described in Section 6(c) or (d) reaches the age of majority, or an incompetent described in Section 6(e) is no longer impaired by such disability and has reached the age of majority, such Family Member shall execute and deliver an Amendment which has been executed and delivered by the

Participating Stockholders (or their attorney-in-fact), the Corporation and the Depository. If such Family Member shall fail or be unable to sign such Amendment for a period of 30 calendar days following notification to such Family Member of the terms of the Stockholders’ Agreement by the Depository, such Family Member shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders’ Agreement shall then apply as if the shares of Class B Common Stock were then to be converted.
          7. Power of Attorney. Each of the undersigned New Participating Stockholders hereby constitutes and appoints Alfred M. Rankin, Jr., Dennis W. LaBarre, Thomas C. Daniels, Charles A. Bittenbender, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to:
     (a) Execute any and all statements under Section 13 or Section 16 of the Securities Exchange Act of 1934 of beneficial ownership of shares of Class B Common Stock subject to the Stockholders’ Agreement as amended by this Amendment, including all statements on Schedule 13D and all amendments thereto, all joint filing agreements pursuant to Rule 13d-l(f)(iii) under such Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3 and any and all other documents to be filed with the Securities and Exchange Commission, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and

     (b) Execute and deliver any and all Amendments whereby a Family Member or a Charitable Organization becomes a Participating Stockholder or any other Amendment that does not require approval of 66-2/3 percent of the shares of Class B Common Stock subject to the Stockholders’ Agreement pursuant to Section 8 of the Stockholders’ Agreement, including, without limitation, a change in the depository, thereby granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue of this Section 7. The grant of this power of attorney shall not be affected by any disability of any of the undersigned New Participating Stockholders. If applicable law requires additional or substituted language or formalities (including witnesses or acknowledgments) in order to validate the power of attorney intended to be granted by this Section 7, each New Participating Stockholder agrees to execute and deliver such additional instruments and to take such further acts as may be necessary to validate such power of attorney.
          8. Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument, without production of the others.

     IN WITNESS WHEREOF, the New Participating Stockholders, the Participating Stockholders, the Corporation and the Depository have executed this Amendment or caused this Amendment to be executed in their respective names, all as of the date and year first above written.

Trust created by the Agreement, dated May 10,
2007, between Matthew M. Rankin, as trustee,
and James T. Rankin, creating a trust for the
benefit of William Alexander Rankin
(a New Participating Stockholder)

By:	/s/ Matthew M. Rankin
Matthew M. Rankin, Trustee

Address: Suite 300 5875 Landerbrook Drive Cleveland, OH 44124

Trust created by the Agreement, dated
December 21, 2004, between Chloe R.
Seelbach, as trustee, and Claiborne R. Rankin,
creating a trust for the benefit of Isabelle Scott
Seelbach
(a New Participating Stockholder)

By:	/s/ Chloe R. Seelbach
Chloe R. Seelbach, Trustee

Address: 2247 Woodmere Drive Cleveland Hts., OH 44106

Lynne Turman Rankin (a New Participating Stockholder)
By:	/s/ Lynne Turman Rankin
Lynne Turman Rankin, Trustee

Address: 1940 Greystone Road Atlanta, Georgia 30318

National City Bank, (Cleveland, Ohio)
By:	/s/ Leigh H. Carter
	Name:	Leigh H. Carter
	Title:	Vice President

NACCO INDUSTRIES, INC.
By:	/s/ Alfred M. Rankin, Jr.
	Name:	Alfred M. Rankin, Jr.
	Title:	President and Chief Executive Officer

THE PARTICIPATING STOCKHOLDERS listed in Exhibit A attached hereto and incorporated herein by this reference
By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., Attorney-in-Fact

Exhibit A
PARTICIPATING STOCKHOLDERS
1.	Clara L. T. Rankin

2.	Alfred M. Rankin, Jr.

3.	Victoire G. Rankin

4.	Helen Rankin Butler (fka Helen P. Rankin)

5.	Clara T. Rankin Williams (fka Clara T. Rankin)

6.	Thomas T. Rankin

7.	Matthew M. Rankin

8.	James T. Rankin

9.	Claiborne R. Rankin

10.	Chloe O. Rankin

11.	Chloe R. Seelbach (fka Chloe E. Rankin)

12.	Claiborne R. Rankin, Jr.

13.	Roger F. Rankin

14.	Bruce T. Rankin

15.	Frank E. Taplin

16.	Margaret E. Taplin

17.	Elizabeth E. Brown (by Andrew L. Fabens III, Attorney-in-fact)

18.	Martha S. Kelly

19.	Susan Sichel (fka Susan S. Panella)

20.	Jennifer T. Jerome

21.	Caroline T. Ruschell

22.	David F. Taplin

23.	Thomas E. Taplin

24.	Beatrice B. Taplin

25.	Thomas E. Taplin, Jr.

26.	Theodore D. Taplin

27.	Britton T. Taplin

28.	Frank F. Taplin

29.	Rankin Management, Inc.

30.	Rankin Associates I, L.P. (fka CTR Family Associates, L.P.)

31.	The Trust created under the Agreement, dated December 18, 1963, among National City Bank, as trustee, Clara T. Rankin, Thomas E. Taplin and Frank E. Taplin, for the benefit of Elizabeth E. Brown

32.	The Trust created under the Agreement, dated December 15, 1976, between National City Bank, as trustee, and Frank E. Taplin, for the benefit of grandchildren

33.	The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren

34.	The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, for the benefit of Alfred M. Rankin

35.	The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin

36.	The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.

37.	The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Victoire G. Rankin, as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin

38.	The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin

39.	The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin

40.	The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin

41.	The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin

42.	The Trust created under the Agreement, dated December 11, 1957, as supplemented, amended and restated, between National City Bank, as trustee, and Frank E. Taplin, for the benefit of Frank E. Taplin

43.	The Trust created under the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank, as trustee, and Thomas E. Taplin, for the benefit of Thomas E. Taplin

44.	The Trust created under the Agreement, dated August 26, 1974, between National City Bank, as trustee, and Thomas E. Taplin, Jr., for the benefit of Thomas E. Taplin, Jr.

45.	The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin

46.	The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin

47.	The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams

48.	The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler

49.	Corbin Rankin

50.	Alison A. Rankin

51.	National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin

52.	Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor

53.	Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor

54.	Rankin Associates II, L.P.

55.	John C. Butler, Jr.

56.	Clara Rankin Butler (by John C. Butler, Jr. as custodian)

57.	The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin

58.	David B. Williams

59.	Griffin B. Butler (by John C. Butler, Jr. as Custodian)

60.	Claiborne R. Rankin as Trustee of the Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000

61.	Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin

62.	Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin

63.	Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000

64.	The Trust created under the Agreement, dated December 20, 1993, between Thomas T. Rankin, as co-trustee, Matthew M. Rankin, as co-trustee, and Matthew M. Rankin, for the benefit of Matthew M. Rankin

65.	Scott Seelbach

66.	Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)

67.	Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin

68.	Clara T. Rankin’s Qualified Annuity Interest Trust 2004 A

69.	Clara T. Rankin’s Qualified Annuity Interest Trust 2004 B

70.	Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.

71.	Clara Rankin Butler 2002 Trust, dated November 5, 2002

72.	Griffin Bedwell Butler 2002 Trust, dated November 5, 2002

73.	Elizabeth B. Rankin

74.	Margo Jamison Victoire Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Margo Jamison Victoire Williams

75.	Helen Charles Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Helen Charles Williams

76.	Helen Charles Williams (by David B.H. Williams as parent of Helen Charles Williams)

77.	Julia L. Rankin

78.	Trust created by the Agreement, dated December 21, 2004, between Claiborne R. Rankin, as trustee, and Julia L. Rankin, creating a trust for the benefit of Julia L. Rankin

79.	Thomas Parker Rankin

80.	Taplin Elizabeth Seelbach (by Scott Seelbach as Custodian under the Ohio Transfers to Minors Act)

81.	Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Taplin Elizabeth Seelbach

82.	Rankin Associates IV, L.P.

83.	Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2008B

84.	Clara T. Rankin’s Qualified Annuity Interest Trust 2008B

85.	Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin

86.	Trust created by the Agreement, dated May 10, 2007, between Mathew M. Rankin, as Grantor, and Mathew M. Rankin and James T. Rankin, as co-trustees, for the benefit of Mary Marshall Rankin

87.	Alfred M. Rankin, Jr.’s 2009B Qualified Annuity Interest Trust

88.	Clara T. Rankin’s 2009B Qualified Annuity Interest Trust

Exhibit 37
AMENDMENT TO STOCKHOLDERS’ AGREEMENT
     This AMENDMENT TO STOCKHOLDERS’ AGREEMENT, dated as of November 26, 2008 (this “Amendment”), by and among National City Bank, (Cleveland, Ohio), as depository (“Depository”), the Participating Stockholders under the Stockholders’ Agreement, dated as of March 15, 1990, as amended, NACCO Industries, Inc., a Delaware corporation (the “Corporation”), and the new Participating Stockholders identified on the signature pages hereto (the “New Participating Stockholders”).
     This Amendment sets forth the terms and conditions on which each of the New Participating Stockholders will join in and become a party to the Stockholders’ Agreement, dated as of March 15, 1990, as amended (the “Stockholders’ Agreement”). Capitalized terms defined in the Stockholders’ Agreement are used herein as so defined.
     Pursuant to Section 8 of the Stockholders’ Agreement, prior to the acquisition of Class B Common Stock by a Permitted Transferee, the Stockholders’ Agreement may be amended to add a Permitted Transferee as a Participating Stockholder by a writing signed by the Signatories, the Corporation and such Permitted Transferee.
     In consideration of the mutual promises hereinafter set forth and other good and valuable consideration had and received, the parties hereto agree as follows:
          1. Representations and Warranties. Each New Participating Stockholder, for such New Participating Stockholder only and not for any other Participating Stockholder, represents and warrants to the other Participating Stockholders and the Corporation as follows:
     (a) Such New Participating Stockholder is the beneficial owner of, or simultaneously with the execution hereof will acquire and be deemed to be the beneficial owner of, the shares of Class B Common Stock identified below such

New Participating Stockholder’s name on the signature pages hereto (except as otherwise described thereon), and except as otherwise described thereon such New Participating Stockholder does not own of record or beneficially or have any interest in any other shares of Class B Common Stock or any options to purchase or rights to subscribe or otherwise acquire any other shares of Class B Common Stock other than pursuant to the Stockholders’ Agreement;
     (b) Such New Participating Stockholder has the right, power and authority to execute and deliver this Amendment and to perform such New Participating Stockholder’s obligations hereunder and under the Stockholders’ Agreement; if this Amendment is being executed by a trustee on behalf of a trust, such trustee has full right, power and authority to enter into this Amendment on behalf of the trust and to bind the trust and its beneficiaries to the terms hereof; if this Amendment is being executed on behalf of a Participating Stockholder Organization, the person executing this Amendment is a duly authorized representative of such Participating Stockholder Organization with full right, power and authority to execute and deliver this Amendment on behalf of such Participating Stockholder Organization and to bind such Participating Stockholder Organization to the terms hereof; the execution, delivery and performance of this Amendment by such New Participating Stockholder will not constitute a violation of, conflict with or result in a default under (i) any contract, understanding or arrangement to which such New Participating Stockholder is a party or by which such New Participating Stockholder is bound or require the consent of any other person or any party pursuant thereto; (ii) any organizational, charter or other governance documents (including, without limitation, any partnership agreement, certificate of incorporation, or bylaws) of the New Participating Stockholder, (iii) any judgment, decree or order applicable to such New Participating Stockholder; or (iv) any law, rule or regulation of any governmental body;
     (c) This Amendment and the Stockholders’ Agreement constitute legal, valid and binding agreements on the part of such New Participating Stockholder; the shares of Class B Common Stock owned beneficially by such New Participating Stockholder are fully paid and nonassessable; and
     (d) The shares of Class B Common Stock owned beneficially by such New Participating Stockholder are now held by such New Participating Stockholder, free and clear of all adverse claims, liens, encumbrances and security interests (except as created by the Stockholders’ Agreement and any Amendments thereto, including this Amendment, and the Restated Certificate).
          2. Address for Notices. The address for all notices to each New Participating Stockholder provided pursuant to the Stockholders’ Agreement shall be the address set forth below such New Participating Stockholder’s name on the signature pages hereto, or to such other address as such New Participating Stockholder may specify to the Depository.
          3. Agreement to be Bound by Stockholders’ Agreement. Each New Participating Stockholder agrees to be bound by all of the terms and provisions of the Stockholders’ Agreement applicable to Participating Stockholders.
          4. Beneficiaries. Each New Participating Stockholder acknowledges that the Corporation and each Participating Stockholder is a beneficiary of this Amendment.

          5. Amendment of Stockholders’ Agreement. The Stockholders’ Agreement is hereby amended to add each New Participating Stockholder as a Participating Stockholder.
          6. Signature of Amendment by Trusts, Minors and Incompetents.
     (a) In order for a trust exclusively (as defined in Section 1.9 of the Stockholders’ Agreement) for the benefit of a Family Member or Members to be considered a Participating Stockholder:
     (i) the trustee and all adult beneficiaries of such trusts having a current trust interest (as well as all Charitable Organization beneficiaries having a current trust interest) shall have previously signed the Stockholders’ Agreement or shall sign this Amendment as a Participating Stockholder;
     (ii) the trustee and a parent or legal guardian, for trusts with minor beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such minor beneficiaries; or
     (iii) the trustee and legal guardian, if any, for trusts with incompetent beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such incompetent beneficiaries.
     (b) If, at any time, any trust shall have an adult beneficiary (and such beneficiary is not incompetent) having a current trust interest or an ascertainable Charitable Organization beneficiary having a current trust interest and if such beneficiary has not previously signed the Stockholders’ Agreement, then if such beneficiary shall fail or be unable to sign this Amendment for a period of 30 calendar days following notification to such beneficiary of the terms of this

Amendment and the Stockholders’ Agreement by the Depository and following signature of this Amendment by the trustee, the trust shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders’ Agreement shall then apply as if the shares of Class B Common Stock held by the trust were then to be converted. The donor of a trust that is revocable by the donor alone, during the lifetime of such donor, shall be considered the only beneficiary thereof so long as such trust is so revocable.
     (c) In the case of Class B Common Stock held by a custodian under the Uniform Transfers to Minors Act (or the practical equivalent thereof) for the benefit of a minor Family Member, the custodian shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.
     (d) In the case of Class B Common Stock held in the name of a minor Family Member, a parent or legal guardian of such minor shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.
     (e) In the case of Class B Common Stock held in the name of an incompetent Family Member, the legal guardian of such incompetent shall sign this Amendment on behalf of such incompetent if such incompetent is to be considered a Participating Stockholder.
     (f) When a minor described in Section 6(c) or (d) reaches the age of majority, or an incompetent described in Section 6(e) is no longer impaired by such disability and has reached the age of majority, such Family Member shall execute and deliver an Amendment which has been executed and delivered by the

Participating Stockholders (or their attorney-in-fact), the Corporation and the Depository. If such Family Member shall fail or be unable to sign such Amendment for a period of 30 calendar days following notification to such Family Member of the terms of the Stockholders’ Agreement by the Depository, such Family Member shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders’ Agreement shall then apply as if the shares of Class B Common Stock were then to be converted.
          7. Power of Attorney. Each of the undersigned New Participating Stockholders hereby constitutes and appoints Alfred M. Rankin, Jr., Dennis W. LaBarre, Thomas C. Daniels, Charles A. Bittenbender, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to:
     (a) Execute any and all statements under Section 13 or Section 16 of the Securities Exchange Act of 1934 of beneficial ownership of shares of Class B Common Stock subject to the Stockholders’ Agreement as amended by this Amendment, including all statements on Schedule 13D and all amendments thereto, all joint filing agreements pursuant to Rule 13d-l(f)(iii) under such Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3 and any and all other documents to be filed with the Securities and Exchange Commission, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and

     (b) Execute and deliver any and all Amendments whereby a Family Member or a Charitable Organization becomes a Participating Stockholder or any other Amendment that does not require approval of 66-2/3 percent of the shares of Class B Common Stock subject to the Stockholders’ Agreement pursuant to Section 8 of the Stockholders’ Agreement, including, without limitation, a change in the depository, thereby granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue of this Section 7. The grant of this power of attorney shall not be affected by any disability of any of the undersigned New Participating Stockholders. If applicable law requires additional or substituted language or formalities (including witnesses or acknowledgments) in order to validate the power of attorney intended to be granted by this Section 7, each New Participating Stockholder agrees to execute and deliver such additional instruments and to take such further acts as may be necessary to validate such power of attorney.
          8. Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument, without production of the others.

     IN WITNESS WHEREOF, the New Participating Stockholders, the Participating Stockholders, the Corporation and the Depository have executed this Amendment or caused this Amendment to be executed in their respective names, all as of the date and year first above written.

Alfred M. Rankin, Jr.’s 2010B Qualified Annuity Interest Trust (a New Participating Stockholder)
By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., Trustee

Address: Suite 300 5875 Landerbrook Drive Cleveland, Ohio 44124
Number of Shares of
Class B Common Stock
     100,000 shares of NACCO Class B Common Stock (represents proportional interest in RAI)

Bruce T. Rankin’s 2010B Qualified Annuity Interest Trust (a New Participating Stockholder)
By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., Trustee

Address: Suite 300 5875 Landerbrook Drive Cleveland, Ohio 44124
Number of Shares of
Class B Common Stock
     0 shares of NACCO Class B Common Stock

National City Bank, (Cleveland, Ohio)
By:	/s/ Leigh H. Carter
	Name:	Leigh H. Carter
	Title:	Vice President

NACCO INDUSTRIES, INC.
By:	/s/ Alfred M. Rankin, Jr.
	Name:	Alfred M. Rankin, Jr.
	Title:	President and Chief Executive Officer

THE PARTICIPATING STOCKHOLDERS listed in Exhibit A attached hereto and incorporated herein by this reference
By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., Attorney-in-Fact

Exhibit A
PARTICIPATING STOCKHOLDERS
1.	Clara L. T. Rankin

2.	Alfred M. Rankin, Jr.

3.	Victoire G. Rankin

4.	Helen Rankin Butler (fka Helen P. Rankin)

5.	Clara T. Rankin Williams (fka Clara T. Rankin)

6.	Thomas T. Rankin

7.	Matthew M. Rankin

8.	James T. Rankin

9.	Claiborne R. Rankin

10.	Chloe O. Rankin

11.	Chloe R. Seelbach (fka Chloe E. Rankin)

12.	Claiborne R. Rankin, Jr.

13.	Roger F. Rankin

14.	Bruce T. Rankin

15.	Frank E. Taplin

16.	Margaret E. Taplin

17.	Elizabeth E. Brown (by Andrew L. Fabens III, Attorney-in-fact)

18.	Martha S. Kelly

19.	Susan Sichel (fka Susan S. Panella)

20.	Jennifer T. Jerome

21.	Caroline T. Ruschell

22.	David F. Taplin

23.	Thomas E. Taplin

24.	Beatrice B. Taplin

25.	Thomas E. Taplin, Jr.

26.	Theodore D. Taplin

27.	Britton T. Taplin

28.	Frank F. Taplin

29.	Rankin Management, Inc.

30.	Rankin Associates I, L.P. (fka CTR Family Associates, L.P.)

31.	The Trust created under the Agreement, dated December 18, 1963, among National City Bank, as trustee, Clara T. Rankin, Thomas E. Taplin and Frank E. Taplin, for the benefit of Elizabeth E. Brown

32.	The Trust created under the Agreement, dated December 15, 1976, between National City Bank, as trustee, and Frank E. Taplin, for the benefit of grandchildren

33.	The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren

34.	The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, for the benefit of Alfred M. Rankin

35.	The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin

36.	The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.

37.	The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Victoire G. Rankin, as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin

38.	The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin

39.	The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin

40.	The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin

41.	The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin

42.	The Trust created under the Agreement, dated December 11, 1957, as supplemented, amended and restated, between National City Bank, as trustee, and Frank E. Taplin, for the benefit of Frank E. Taplin

43.	The Trust created under the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank, as trustee, and Thomas E. Taplin, for the benefit of Thomas E. Taplin

44.	The Trust created under the Agreement, dated August 26, 1974, between National City Bank, as trustee, and Thomas E. Taplin, Jr., for the benefit of Thomas E. Taplin, Jr.

45.	The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin

46.	The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin

47.	The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams

48.	The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler

49.	Corbin Rankin

50.	Alison A. Rankin

51.	National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin

52.	Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor

53.	Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor

54.	Rankin Associates II, L.P.

55.	John C. Butler, Jr.

56.	Clara Rankin Butler (by John C. Butler, Jr. as custodian)

57.	The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin

58.	David B. Williams

59.	Griffin B. Butler (by John C. Butler, Jr. as Custodian)

60.	Claiborne R. Rankin as Trustee of the Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000

61.	Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin

62.	Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin

63.	Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000

64.	The Trust created under the Agreement, dated December 20, 1993, between Thomas T. Rankin, as co-trustee, Matthew M. Rankin, as co-trustee, and Matthew M. Rankin, for the benefit of Matthew M. Rankin

65.	Scott Seelbach

66.	Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)

67.	Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin

68.	Clara T. Rankin’s Qualified Annuity Interest Trust 2004 A

69.	Clara T. Rankin’s Qualified Annuity Interest Trust 2004 B

70.	Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.

71.	Clara Rankin Butler 2002 Trust, dated November 5, 2002

72.	Griffin Bedwell Butler 2002 Trust, dated November 5, 2002

73.	Elizabeth B. Rankin

74.	Margo Jamison Victoire Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Margo Jamison Victoire Williams

75.	Helen Charles Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Helen Charles Williams

76.	Helen Charles Williams (by David B.H. Williams as parent of Helen Charles Williams)

77.	Julia L. Rankin

78.	Trust created by the Agreement, dated December 21, 2004, between Claiborne R. Rankin, as trustee, and Julia L. Rankin, creating a trust for the benefit of Julia L. Rankin

79.	Thomas Parker Rankin

80.	Taplin Elizabeth Seelbach (by Scott Seelbach as Custodian under the Ohio Transfers to Minors Act)

81.	Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Taplin Elizabeth Seelbach

82.	Rankin Associates IV, L.P.

83.	Alfred M. Rankin, Jr.’s Qualified Annuity Interest Trust 2008B

84.	Clara T. Rankin’s Qualified Annuity Interest Trust 2008B
85.	Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin

86.	Trust created by the Agreement, dated May 10, 2007, between Mathew M. Rankin, as Grantor, and Mathew M. Rankin and James T. Rankin, as co-trustees, for the benefit of Mary Marshall Rankin

87.	Alfred M. Rankin, Jr.’s 2009B Qualified Annuity Interest Trust

88.	Clara T. Rankin’s 2009B Qualified Annuity Interest Trust

89.	Trust created by Agreement, dated May 10, 2007, between Mathew M. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of William Alexander Rankin

90.	Trust created by the Agreement dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Isabelle Scott Seelbach

91.	Lynne Turman Rankin